Exhibit 99.2

Sundance Energy October 2018 Presentation sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr.Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2018 in the form and content in which they appear.

A Leading Pure Play Eagle Ford Producer

Robust Growth Profile Supported by Strong Initial Well Results

- September 2018 sales volumes of ~15,300 boe/d
- 3Q18 net production expected to be at high end of 10,000 to 11,000 boepd guidance
- 4Q18 net production guidance of 14,000 to 15,000 boepd
- Initial wells on newly acquired acreage have average IP30's of ~310 Boepd per 1,000'
- 30-40 wells per year significantly grows production, reserves, cash flow and net asset value
- Forecast 2019 production of 21,000-22,000 boe/d and EBITDAX of $250-275 MM

Strong Asset Base

- 54,600 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 461 undrilled Tier-1 Eagle Ford locations represent 12+ years drilling inventory
- Firm takeaway capacity on all volumes across assets at Brent or LLS/MEH pricing

Significant Upside Potential

- YE'17 1P & 2P reserves PV-10's of $970MM and $1,400MM updated at current strip[2]
- Long term fixed-price equipment and service contracts provide certainty and cost control
- Additional upside through: production improvements, well and unit cost savings (scale efficiencies, local sand, chemical cost reductions, batch drilling, zipper fracs etc)

Strong Balance Sheet and Liquidity Position

- ~$63 MM liquidity fully funds development through FCF positivity in second half 2019[5]
- Company positioned to be self funding and cash flow positive by EOY 2019
- Debt-to-EBITDAX projected to drop below 2.0x; no debt maturities until 4Q 2022

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[3]:	$430 MM
Enterprise Value[3]:	$693 MM
12/31/17 2P PV-10 Value[1]:	$963.6 MM
2Q18 Production:	7,926 boe/d
2Q18 % Crude Oil[4]:	54%
Proved Reserves[1]:	100.9 mmboe
% PDP Reserves[1]:	22.4%
Net Acreage:	54,600

	Production	
Product	2Q18	1H18
Oil (bbls)	380,534	745,774
Gas (mcf)	1,333,282	2,445,884
NGLs (bbls)	118,506	198,019
Total (boe)	721,254	1,351,440
Boe/d	7,926	7,467

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing..
(2) Per internal Company estimates of year end 2017 reserves rolled forward using 1 October 2018 Strip NYMEX pricing.
(3) Enterprise Value is Market Capitalization as of 4 October 2018 plus Net Debt Outstanding as of 31 August 2018 of $263MM.
(4) Ex-prior period adjustments. 2Q18 oil cut was impacted due to certain oilier wells being temporarily shut-in for installation of artificial lift and to facilitate completion of offset wells. Oil production by volume for July forward has returned to >63%.
(5) Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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2018 and 2019 Summary Guidance[1]

Delivering Substantial Operational and Financial Growth Over the Next 18 Months

	First Half 2018		Full Year 2018	Full Year 2019
Average Net Production (boe/d):	7,000 - 7,500	✓	9,000 - 10,000	21,000 - 22,000
Capital Expenditures:	$43 - 48 MM	✓	$175 - 190 MM	$200 - 220 MM
EBITDAX:	$20 - 28 MM	✓	$100 - 110 MM	$250 - 275 MM
LOE per boe[1]:	$11.50 - 12.50	✓	$9.50 - 10.50	$7.50 - 8.50
Cash G&A per boe:	$6.50 - 7.00	✓	$4.50 - 5.50	$3.50 - 4.00
Wells Spudded:	11	✓	30 - 35	35 - 40
IP Wells:	3	✓	22	37

- Exceeded top end of First Half 2018 production guidance range
- Met or beat First Half 2018 EBITDAX, capital spending and cost guidance
- 2018 development plan is on track with 12 wells brought online, 6 DUCs created, and 5 wells being drilled
- 3Q18 average net production expected to be at high end of 10,000 to 11,000 boepd guidance
- 4Q18 average net production guidance of 14,000 to 15,000 boepd
- LOE per Boe expenses are expected to be elevated in the near term as a result of the utilization of Pioneer's existing midstream contracts for acquired existing production
- LOE per Boe expenses will decrease as additional production from the acquired assets comes online and flows through the new marketing contracts at the new, lower market rates

(1) All guidance figures based upon internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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Premier Asset Base & Drilling Inventory 54,600 net acres primarily in the Eagle Ford’s Oil and Volatile Oil Windows Highly attractive single well economics (65% IRR or higher) across assets at existing commodity prices(1) Recent Area 41 Live Oak wells have come online with IP-30s >1,000 boepd and >800 bbl/d of oil Recent Area 41 Atascosa wells and legacy McMullen demonstrate excellent initial well results across inventory Note: Please see glossary for defined terms; figures shown per Company’s internal estimates. Internal Company estimates using Strip NYMEX pricing as of 14 May 2018; assumes 2-rig drilling program. Includes 104 net McMullen area ULEF locations. Over 12 Years of Highest Quality Tier 1 Eagle Ford Drilling Inventory (1) Drilling Inventory By Location (2)

Excellent Preliminary Well Results Recent Wells Brought Online Sundance brought 9 wells online in 3Q18 5 wells on the recently acquired acreage in Live Oak County 2 wells on the recently acquired acreage in Atascosa County 2 wells on the legacy acreage in McMullen County Preliminary Well Results Demonstrate Superior Asset Quality Live Oak wells average IP-30s of ~360 boepd/1,000’ Atascosa wells average IP-30s of ~185 boepd/1,000’ Recent McMullen wells average IP-30s of ~150 boepd/1,000’ Well Name County IP Date Completed Lat Length 24-HR IP (boepd) 24-HR / 1,000' ft 30-Day IP (boepd) 30-Day / 1,000' ft % Oil Harlan Bethune 25H Live Oak 15-Aug 4,973 941 189 1,102 222 73% Harlan Bethune 26H Live Oak 15-Aug 4,161 1,387 333 1,234 296 79% Harlan Bethune 27H Live Oak 15-Aug 3,469 1,264 364 1,183 341 76% Harlan Bethune 34H Live Oak 19-Aug 3,506 1,458 416 1,691 482 76% Harlan Bethune 35H Live Oak 19-Aug 3,678 1,504 409 1,738 472 79% Allen MCM 1H McMullen 17-Aug 8,015 1,388 173 1,291 161 74% Allen MCM 2H McMullen 17-Aug 8,234 1,297 158 1,132 137 77% Justin Toms 5H Atascosa 3-Sep 6,258 1,117 178 1,296 207 88% Justin Toms 6H Atascosa 3-Sep 6,299 913 145 1,042 165 91%

Successfully Executing Development Plan

Year to Date operations on track to deliver forecast 2018 production ramp

- Spud 23 wells (7 on legacy assets, 16 on newly acquired assets) year to date
- 12 new wells brought onto production, 6 DUCs created
- Currently drilling the Hoskins 2-well pad in McMullen County and the 3-well Harlan Bethune pad in Live Oak County

Recent Activities

Well Name	County	Spud Date	Frac Start Date	IP Date	Completed Lat Length	30-Day IP Rate boe/d)	% Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690'	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642'	484	92%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820'	446	93%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015'	1,291	74%
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234'	1,132	77%
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,973'	1,102	73%
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,161'	1,234	79%
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,469'	1,183	76%
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258'	1,296	88%
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299'	1,042	91%
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,506'	1,691	76%
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,678'	1,738	79%
James Keith Esse 06H	Live Oak	26-Jul-18	-	-	5,175'	-	-
James Keith Esse 07H	Live Oak	22-Jul-18	-	-	5,178'	-	-
James Keith Esse 08H	Live Oak	24-Jul-18	-	-	5,180'	-	-
James Keith Esse 09H	Live Oak	20-Jul-18	-	-	5,164'	-	-
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	-	6,445'	-	-
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	-	5,487'	-	-
Harland Bethune 22H	Live Oak	17-Sep-18	-	-	-	-	-
Harland Bethune 23H	Live Oak	21-Sep-18	-	-	-	-	-
Harland Bethune 24H	Live Oak	25-Sep-18	-	-	-	-	-
Hoskins 20H	McMullen	25-Sep-18	-	-	-	-	-
Hoskins 21H	McMullen	27-Sep-18	-	-	-	-	-

Currently fracking of 2-well Idylwood Pad

Currently drilling 3-well Harlan Bethune Pad

Currently drilling 2-well Hoskins Pad

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Harlan Bethune 25H & 35H Live Oak County Initial Well Performance vs Type Curve Harlan Bethune 26H , 27H & 34H Area 41 Live Oak wells are outperforming expectations by an average of ~150% to date Note: Cum Oil Type Curve is normalized to well GPI

Atascosa County Initial Well Performance vs Type Curve Tom Justin 5H & 6H Area 41 Atascosa County wells are outperforming expectations by an average of ~84% to date Note: Cum Oil Type Curve is normalized to well GPI

McMullen County Initial Well Performance vs Type Curve Allen MCM 1HA & 2HA 3Q18 McMullen County wells are performing according to expectations Note: Cum Oil Type Curve is normalized to well GPI

Sundance Initial Production Rates vs Peers Recent Sundance IP rates compare very favorably to 2018 results from Eagle Ford peers IP30/1,000’ GPI Oil IP30 boepd (norm 1,000’) Operator A Operator B Operator C Operator D Operator E Operator F Operator G SEA SEA Acquisition Wells Legacy Wells Note: Eagle Ford peers shown include Carrizo, Conoco Phillips, EOG, Lonestar, Marathon, Penn Virginia, and Wild Horse

Year to Date 2018 Development – Legacy Acreage

Legacy Acreage Development Detail

- 5 wells drilled, completed and brought online
- Currently drilling 2-well Hoskins pad
- Well results to date in line with production expectations
- Well costs to date in line with capital projections


Atascosa
AREA 41
Live Oak
McMullen
La Salle
AREA 21
AREA 11
McMullen

2 **Peeler Ranch Two Well Pad**
Peeler Ranch 8HC & 9HC


Atascosa
2

4 **Hoskins Two Well Pad**
Hoskins 20H & 21HC


McMullen
4
1
3

1 **Paloma Ranch Single Well Pad**
Paloma Ranch 7H

3 **Allen MCM Two Well Pad**
Allen MCM 1HA & 2HA

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Year to Date 2018 Development – Newly Acquired Acreage

Newly Acquired Acreage Development Detail

- 7 wells drilled, completed and brought online
- 6 DUC wells drilled and awaiting completion (currently completing the Idylwood 04H & 05H two well pad)
- Currently drilling the Harlan Bethune 22H, 23H & 24H 3-well pad



Atascosa
AREA 41
Live Oak
McMullen
La Salle
AREA 21
AREA 11
McMullen



5 Justin Tom Two Well Pad
Justin Tom 05H & 06H
7 James Keith Esse Four Well Pad
James Keith Esse 06H, 07H, 08H & 09H
Atascosa
Area 41
Live Oak
4 Harlan Bethune Three Well Pad
Harlan Bethune 25H, 26H & 27H
6 Harlan Bethune Two Well Pad
Harlan Bethune 34H & 35H
8 Idylwood Two Well Pad
Idylwood 04H & 05H
9 Harlan Bethune Three Well Pad
Harlan Bethune 22H, 23H & 24H

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Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 793,500 8,625 $66.69 $69.12 2019 2,317,000 6,348 $62.37 $67.52 2020 1,326,000 3,633 $53.66 $59.56 2021 612,000 1,677 $48.49 $59.23 2022 528,000 1,447 $45.68 $60.83 2023 160,000 438 $40.00 $63.10 Total 5,736,500 $57.31 $64.28 Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 633,000 6,880 $2.84 $3.08 2019 1,932,000 5,293 $2.75 $3.18 2020 1,536,000 4,208 $2.65 $2.70 2021 1,200,000 3,288 $2.66 $2.66 2022 1,080,000 2,959 $2.69 $2.69 2023 240,000 658 $2.64 $2.64 Total 6,621,000 $2.70 $2.86 Gas Hedges(1) Proactive Hedging Program Provides Downside Protection All figures representative of Sundance’s hedge book through 2023 as at 5 October 2018 as a percentage of the midpoint of our public production guidance. Hedging covers ~94% of 2018 and ~47% of 2019 forecast oil production(1) Gas Hedges(1) Oil Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 2,000 4,000 6,000 8,000 10,000 2018 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2018 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

Pathway to Value 12+ years of Tier 1 drilling inventory with YE’17 1P & 2P reserves PV-10 value of $970MM and $1,400MM respectively updated for current strip(1) Sundance is successfully executing 2018 development plan according to timeline and capital expenditure plan Fixed-price contracts for rigs and frac crew provides certainty, cost inflation hedge, and ability to realize greater operational improvements over time Substantial development and operating cost savings initiatives identified and underway Executed new midstream and physical offtake contracts providing firm capacity at market rates to process and transport all products to Gulf Coast export markets for premium Brent/LLS based pricing Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275m(2) Development program drives debt to EBITDAX below 2x in 2019(2) Sundance positioned to be self funding and free cash flow positive by EOY 2019(2) Per internal Company estimates of year end 2017 reserves rolled forward using 1 October 2018 Strip NYMEX pricing.. Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.